Exhibit 99.1

Alcon Independent Director Committee Says Company’s Q4/FY 2009 Financial Results Underscore Gross Inadequacy of Novartis’ Proposal to Minority Shareholders

o	The Committee Applauds Alcon Management and Employees for Outstanding Performance in 2009
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Committee Reiterates Commitment to Fight for the Rights of Minority Shareholders and to Take All Appropriate and Available Actions to Defend Minority Shareholders Against Novartis’ Attempt to Force Grossly Inadequate Merger Proposal

HUENENBERG, Switzerland – February 12, 2009 – The Alcon (NYSE: ACL) Independent Director Committee today said that Alcon’s impressive Q4/FY 2009 financial results underscore the intrinsic value of Alcon and reinforce its conclusion that the Novartis proposal is grossly inadequate. The Committee further noted that the financial results extend an impressive tradition of excellence, as Alcon has now outperformed Wall Street estimates in 27 of the 30 fiscal quarters since its IPO, including the last five consecutive quarters. Alcon yesterday reported that Q4 global sales rose 14.5 percent to $1.72 billion and net earnings for the fourth quarter grew 8.0 percent to $458 million or $1.51 per diluted share.
        Thomas G. Plaskett, Chairman of the Committee, said, “We commend Alcon’s management and employees for yet again demonstrating the extraordinary value they continue to deliver for the company and its shareholders. These results further cement Alcon’s position as a truly unique enterprise and extend a tradition of excellence that goes back 60 years. We hope these results inspire Novartis to reconsider their proposal and their attempt to force their offer on Alcon’s minority shareholders, many of whom are Alcon employees.”
The Committee also reiterated its commitment to take all appropriate and available actions to defend minority shareholders’ rights. Under Swiss law and Alcon’s organizational documents, Novartis’ merger proposal will only become legally effective after completing several steps that by their very nature require the cooperation of the members of the Committee.

➢	First, the proposal must receive approval by the Committee itself.
➢	Second, the proposal must be approved by the boards of Alcon and Novartis, excluding conflicted members.
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Third, the Committee can oppose registration of the proposed transaction in the relevant Swiss Trade Registries in the event that it believes Novartis has violated Swiss law and/or Alcon’s organizational documents prior to the merger being declared effective.

Said Plaskett, “Ultimately, Novartis cannot implement its merger proposal without the approval of the independent directors. While we hope that we can reach a negotiated deal, the substantial legal protections that are in place ensure that, regardless of Novartis’ ultimate course of action, all roads eventually lead to the independent directors. Novartis cannot legally circumvent the Committee’s powers, and we remain committed to taking all appropriate and available actions to ensure that the rights of minority shareholders are protected.”

The Committee is continuing to work closely with its independent financial and legal advisors, Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, in building its aggressive defense of Alcon and its minority shareholders.
Important information regarding the proposal is posted on the Committee’s Web site: http://www.transactioninfo.com/alcon.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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